Exhibit D-1
COVID-19
From the beginning of the COVID-19 pandemic, in December 2019, Israel has implemented measures to reduce the virus’s spread and mitigate negative economic impacts. Actions taken include business closures, travel restrictions, mandatory face masks and social distancing guidelines. The Government began a mass vaccination program on December 19, 2020 with at-risk populations. The program expanded to all citizens aged 16 and older on February 4, 2021 and to all citizens aged 12 and older on June 2, 2021. As of the week ending August 7, 2021, over 58% of the Israeli population was fully vaccinated and Israel had recorded a total of 897,752 COVID-19 cases and 6,535 COVID-19-related deaths.
In February 2020, Israel imposed a mandatory quarantine for returning travelers from areas particularly affected by COVID-19 such as China, Italy and certain other countries in East Asia and Europe. In March 2020, a mandatory quarantine period was put into effect for all returning travelers from abroad. Throughout March 2020, restrictions were placed on residents and work activities. Access to public spaces was reduced, private sector activity was restricted, and the public sector shifted to an emergency format, which limited the workforce to critical functions and essential employees. Additional measures were implemented, such as the requirement for individuals to remain within 100 meters of their homes unless required for essential services. The measures, taken to protect the health of Israelis also had an adverse effect on the economy, particularly on the business sector and unemployment. On April 19, 2020, the first lockdown ended; gradually over the following months the state began lifting some of its restrictions. From September 18 to October 18, 2020, as a result of a spike in COVID-19 cases, Israel entered its second nationwide lockdown. A third nationwide lockdown commenced on December 27, 2020, and was in place until February 7, 2021. Following the end of the third lockdown, the state began to re-open and to lift the remaining restrictions such as restrictions on businesses and social gatherings.
After a period of low infection rates during April and May 2021 while lockdown restrictions continued to ease, the Delta variant entered Israel in June 2021. It began to spread rapidly among unimmunized children and adolescents and immunized adults.
In June 2021, the Government reinstated guidance to wear face-masks indoors and altered contact tracing guidance to include recommendations for vaccinated individuals to undergo testing and, in certain cases quarantine, following exposure to COVID-19. The Green Pass program, which permitted fully vaccinated individuals and individuals who have recovered from COVID-19 entry into certain public places, was restarted several weeks after its cancellation. The Ministry of Health (“MoH”) updated its list of countries by COVID-19 risk. Travelers entering Israel from high-risk countries are required to quarantine, regardless of whether such travelers previously recovered from COVID-19 or are fully vaccinated. Amid a continued rise in COVID-19 cases, the Government on August 5, 2021 approved new restrictive measures, which include expanding vaccine and mask-wearing requirements for gatherings under the Green Pass program, a shift back to a work-from-home policy and additional travel restrictions. Some of the new restrictions took place on August 8, 2021, with others expected to be implemented later in August 2021.
Ongoing tracking indicated that as the Delta variant spread, vaccinated individuals were becoming infected and, in some cases, experiencing severe symptoms. MoH analysis of national data indicated that the risk for breakthrough infection is related to the Delta variant and the time elapsed since receipt of the second dose of the COVID-19 vaccine. This was a critical finding as most of the Israeli at-risk population was vaccinated in early 2021 and were therefore at a greater risk of breakthrough infection than more recently vaccinated individuals.
As COVID-19 infections continued to rise at a time when minimal COVID-19 restrictions were in place, it became necessary for the Government to enact policies to protect Israel’s at-risk populations. In July 2021, MoH recommended a third dose of the COVID-19 vaccination for severely immunocompromised individuals and elderly individuals in order to boost their immunity. MoH took this decision to protect Israel’s at-risk populations and to protect against overwhelming the healthcare system.
MoH will continue to track the effectiveness of the COVID-19 vaccines and breakthrough infections (after second and third doses) and will consider recommending a third dose of the COVID-19 vaccine for other at-risk groups. MoH will also continue to assess the impact of the third dose, including any adverse side effects, at both the local and national levels.

D-1